UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046486

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATM Execution LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons — 646-562-1803 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATM Execution LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CATERINA MELCHIONNA
NOTARY PUBLIC, State of New York
No. 01ME6021196
Qualified in New York County
Commission Expires 09/06/17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity and Comprehensive Loss.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATM Execution LLC
Index
December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Management of ATM Execution LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ATM Execution LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

ATM Execution LLC
Statement of Financial Condition
December 31, 2014

(in thousands)

Assets		
Cash and cash equivalents	$	4,397
Receivable from brokers and dealers		1,639
Deposit with clearing broker		100
Deferred income taxes receivable from Parent		30,228
Other assets		5
Total assets	$	36,369
Liabilities and Member's Capital		
Liabilities		
Payable to related party	$	1,909
Payable to brokers, dealers and clearing broker		469
Accounts payable, accrued expenses and other liabilities		280
Total liabilities		2,658
Commitments and contingencies (Note 6)		
Member's equity		33,711
Total liabilities and member's equity	$	36,369

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

ATM Execution LLC (the "Company" or "ATM") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company, a New York single member limited liability company is a wholly owned subsidiary of Cowen Structured Holdings Inc. ("CSHIC"), which is a wholly owned indirect subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is an introducing broker dealer that uses algorithmic trading proprietary software ("software") owned by Algorithmic Trading Management, LLC ("AGLL"), an affiliate, to help in the execution of trades for its customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is primarily concentrated at one financial institution.

Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources

that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument. At December 31, 2014, the Company did not have any investment in securities.

Contingencies
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserves nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company is included in the consolidated federal and combined state and local tax returns filed by CGI. The Company has a tax sharing agreement with CGI whereby ATM records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's additional paid-in capital by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by ATM to the extent utilized in CGI's consolidated tax return. ATM considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future, and thus against which no valuation allowance has been established, are recorded as a receivable from CGI in accordance with the Company's tax sharing agreement with CGI.

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. A valuation allowance is established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 7, "Income Taxes" for additional information and disclosures.

Recently Issued Accounting Pronouncements
In April 2014, the FASB issued a new pronouncement regarding Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The guidance changes the criteria for disposals to qualify as discontinued operations and requires new disclosures about disposals of both discontinued operations and certain other disposals that do not meet the new definition. The guidance is effective beginning in the first quarter of 2015. The Company does not expect the guidance to have a significant impact on the Company's financial position.

In May 2014, the FASB issued guidance which amends and supersedes the revenue recognition requirements and most industry-specific guidance and creates a single source of revenue

guidance. The new guidance outlines the principles an entity must apply to measure and recognize revenue and related cash flows. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain non-financial assets. The guidance is effective for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this guidance on the Company's financial condition.

In August 2014, the FASB issued guidance which requires all entities to perform an interim and annual assessment of their ability to continue as a going concern for one year from the date of issuance of the financial statements. The guidance also requires disclosures if there is "substantial doubt" of the entity's ability to continue as a going concern. The guidance is effective for reporting periods beginning after December 31, 2016. The Company does not expect this guidance to have a material impact on its financial condition.

In November 2014, the FASB issued a new pronouncement regarding Pushdown Accounting. The new guidance provides an acquired company the option to apply pushdown accounting in their separate financial statements. An acquired entity may elect the option to apply pushdown accounting as a change in accounting principal in the reporting period in which the change in control event occurs and use the new basis to measure its assets, liabilities and equity. The guidance is effective upon issuance and will not have any impact on the Company's financial condition. The Company will consider this guidance for its future acquisition related activities.

3. Regulatory Reporting

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $0.3 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2014, the Company had net capital of approximately $3.1 million, which was approximately $2.8 million in excess of its minimum net capital requirement.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), it is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

4. Receivable From and Payable to Brokers, Dealers, and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing broker primarily include outstanding commissions and other receivables and payables related to securities transactions.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2014, approximate fair value and are are assessed for impairment when outstanding over 90 days and consist of the following:

(in thousands)	**Receivable**	**Payable**
Other	$ 913	$ 422
Commissions	726	47
	$ 1,639	$ 469

5. Related Party Transactions

The Company has related party transactions with Cowen Services Company, LLC ("CSC"), an affiliate which provides certain administrative, support services and other assistance to the Company. At December 31, 2014, the Company has a $1.9 million payable fo CSC which is included in due to related party in the statement of financial condition.

6. Commitments and Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

7. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by CGI. Cowen Structured Holdings LLC ("CSHLC"), a single member limited liability company owned by CGI has a tax sharing agreement with the Company. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this agreement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis.

For the year ended December 31, 2014, the effective tax rate of (1059.4)% differs from the statutory rate of 35% primarily due to a change in the valuation allowance and state and local taxes.

In accordance with ASC 740, the Company recognizes tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases

of its assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized. During 2014, the Company's net deferred tax assets decreased by approximately $0.4 million, primarily due to a decrease in deferred tax assets related to net operating losses. As of December 31, 2014, deferred tax assets of approximately $30.2 million were predominantly related to net operating loss carry forwards on a separate company basis. The valuation allowance was released due to anticipation of future profits. The following table presents the components of the Company's deferred tax assets and liabilities

(in thousands)	
Deferred tax assets, net	
Net operating loss	$ 30,220
Other	8
Total deferred tax assets	30,228
Valuation allowance	—
Deferred tax assets, net of valuation allowance	30,228
Deferred tax liabilities	
Total deferred tax liabilities	—
Deferred tax assets net of deferred tax liabilities	$ 30,228

The Company adopted the accounting guidance for accounting for uncertainty in income taxes which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. The Company does not have any uncertain tax positions recorded for the year ended December 31, 2014.

The Company was a member of the CGI consolidated federal, state and local tax returns starting from the end of the second quarter of 2011 and of the CSHLC consolidated federal state and local tax returns previously. As a member of these consolidated or combined tax returns, the Company is subject to examination by the Internal Revenue Service and various state and local tax authorities where the Company had significant operations, such as New York, for tax years beginning from 2010. Currently, the combined tax groups are under audit by New York State for 2009 to 2012 tax year. Management is not expecting a material tax liability from this audit.

8. Off-Balance-Sheet Arrangements and Credit Risks

The Company does not have material off-balance sheet arrangements as of December 31, 2014. However, through indemnification provisions in its clearing agreement, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse its clearing broker, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company are members of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2014, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

9. Subsequent Events

The Company has evaluated events through February 25, 2015 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statement.